[NOVA Chemicals’ Letterhead]

September 21, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, DC  20549

Re:                               NOVA Chemicals Corporation

Form 40-F for the Fiscal Year Ended December 31, 2005 (File No. 1-13064)

Dear Ms. Shah:

On September 13, 2006, Pat Jewison and I had a telephone conversation with Ms. Tracey McKoy of the Securities and Exchange Commission (“SEC”) during which Ms. McKoy asked several follow up questions to NOVA Chemicals Corporation’s (the “Company”) responses to the SEC’s comment letter, dated August 1, 2006.  Ms. McKoy requested that the Company respond in writing to the follow up questions.  Accordingly, the Company hereby submits its responses to the SEC’s additional questions with respect to the filing listed above.  For ease of reference, the Company has summarized the SEC’s questions before each of the Company’s responses.

Form 40-F for the Fiscal Year Ended December 31, 2005

1.                                       Question:  The Company recently announced that it would begin disclosing three reporting units.  Please explain the composition of these three units.

Response:

The Company has been reorganized into three reporting divisions or units – Olefins / Polyolefins (OPO), STYRENIX, and Expandable Polystyrene / Styrenic Performance Products (EPS / SPP).  The OPO division remains unchanged from previous reporting.  The old Styrenics division has been split into two new divisions – STYRENIX and EPS / SPP.

To assist the SEC in understanding the composition of the reporting units, the Company refers you to the appendix to its August 25, 2006, response, entitled “Styrenics Division Profitability”, a copy of which is also enclosed herewith for your convenience.  The STYRENIX division consists of Global SM (except for the styrene necessary for the production of EPS / SPP products), SPS – NA, SPS – Europe, EPS – Europe and HPS – Europe.  The EPS / SPP division consists of EPS – NA, HPS – NA, Dylark, Chile and the related styrene from Global SM.

2.                                       Question:  Please describe the relationship between Global SM and SPS – NA that were included as part of the Company’s Styrenics division for the year ended December 31, 2005.

Response:

Styrene, which is also known as styrene monomer (SM), is a liquid petrochemical that is a key feedstock used in the production of styrenic polymers (polystyrene) such as solid polystyrene (SPS), expandable polystyrene (EPS) and certain performance products manufactured by the Company (e.g., HPS and Dylark).  Styrenic polymers are used by the Company’s customers to make numerous everyday products such as electronics packaging, construction components, foam cups, and food packaging, including plastic films.  The Company’s Global SM product group provides the styrene to produce all of the styrenic polymers manufactured by the Company.  The Global SM product group sources styrene in three ways:  styrene is manufactured in North America at the Company’s styrene plants, styrene is purchased from third parties, or styrene is swapped from other manufacturers.  Accordingly, SPS – NA, manufactures solid polystyrene and obtains the necessary styrene from Global SM.  The Company operates its styrene and polystyrene operations as an integrated chain and while their respective margins may be similar (e.g., Global SM and SPS - NA), the business objective is to optimize margins across the integrated chain.

3.                                       Question:  Please explain the meaning of “Global” SM.

Response:

Global SM is referred to as global because styrene is a global commodity that can be shipped anywhere in the world.  This is in contrast to the polystyrene industry where typically product manufactured in North America, Europe, or the Far East is sold in the area where it is manufactured.  Global SM provides styrene to the Company’s European Joint Venture, which is included in the Company’s STYRENIX unit, through transatlantic swaps of styrene with other styrene producers located in Europe and through third party purchases.

The Company hopes that these responses help to clarify the Company’s previous response letters.  Please call the undersigned at (412) 490-4970 or Pat Jewison, Vice President, Tax and Controller at (412) 490-4287, should you have any questions with respect to the foregoing.

Sincerely yours,

/s/ Lawrence A. MacDonald

Lawrence A. MacDonald
Senior Vice President & Chief Financial Officer

cc:                                 Tracey McKoy

U.S. Securities and Exchange Commission

Enclosure